Correspondence

AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO, 80104

January 22, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

Re:	AspenBio Pharma, Inc. Form 10-KSB for the Period Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 001-33675

Dear Mr. Rosenberg:

        We have received your letter dated December 15, 2008 commenting on AspenBio Pharma Inc.’s (the “Company” or “AspenBio”) annual report on Form 10-KSB for the year ended December 31, 2007 and quarterly report on Form 10-Q for the period ended September 30, 2008. We appreciate the time you and the other members of the Commission’s staff have taken in reviewing the Company’s periodic reports. The response narratives below address your comments (which we have repeated in italic type).

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis or Plan of Operations

Results of Operations, page 25

Comment 1:	You disclose that you recorded “an allowance of approximately $43,000 for certain recombinant animal products in process where sales of such finished goods prior to FDA approval have been voluntarily suspended by the Company.” Please explain to us what product(s) comprise the $43,000 allowance and clarify for us whether you sold any of these products prior to FDA approval, and if so, how this is legally possible. In your response, please explain to us how you could sell EquiPure LH when you indicate on page 6 that this product is on hold at the FDA. In this regard, it is apparent from disclosure in Exhibit 99.1 to a Form 8-K dated April 9, 2007 that your EquiPure LH has generated modest revenues through sales by your marketing partner, Bioniche.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

Response:

        The recombinant animal product referred to in the disclosure is the EquiPure LH product for treatment of horses. These products had a recorded cost of approximately $58,000 prior to the recording of the reserve. Due to earlier advances, the equine product was the first product that we commenced development of following the 2004 agreement to license the technology from The Washington University in St. Louis. In the first quarter of 2007 we commenced the process for FDA approval of this EquiPure LH product with the filing of an INADA with the Center for Veterinary Medicine (“CVM”) at the FDA and received an INADA letter and file number from the FDA (see March 29, 2005 press release).

        Unlike the human drug process, in the animal drug approval process, in certain situations, once the drug is in the process of being approved at the FDA, the drug can be sold under restricted conditions. Such conditions include selling the product as a specially labeled reagent to licensed veterinarians. These conditions are disclosed in the 10-KSB on page 16. The CVM also has the right to mandate ceasing such sales, but absent that such sales are allowed. Under that basis AspenBio commenced selling limited quantities of the EquiPure LH product in 2006 and early 2007.

        As development of the appendicitis test accelerated in 2007 and the market opportunity for other products, especially the bovine drugs became more clearly defined, the development, production and marketing support for the EquiPure LH product was significantly curtailed. This resulted in a decision in late 2007 to not renew the distribution agreement with Bioniche and for an indefinite period of time to no longer sell the EquiPure LH product on a reagent basis to veterinarians. We consistently disclosed in our 10-KSB’s that we believed that the market for the equine products was small and that we expected our development focus to be on other products (initially disclosed as the bovine products) due to higher market potential. The “on-hold” status at the FDA disclosed on page 6 of the 10-KSB, was a business decision based upon development focus and allocation of resources to advance development of the other higher value products and had nothing to do with any actions or determinations by the FDA. All sales of EquiPure LH were made as provided under the FDA CVM guidelines.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2008

Condensed Financial Statements

Statements of Cash Flows, page 5

Comment 2:	Please revise your cash flow statements to present your cash flows from trading securities as an investing activity or explain to us why your presentation is appropriate and reference for us the authoritative literature you rely upon to support your position. In this regard, it appears that the effectiveness of SFAS 159 has amended paragraph 18 of SPAS 115 to no longer require that trading securities be automatically classified as operating cash flow activities, but instead be classified based on the nature and purpose for which the securities were acquired.

Response:

        The Company believes that the disclosure of its trading securities as operating on the cash flow statement, in accordance with the amended paragraph 18 of SFAS 115 (…Cash flows from purchases, sales and maturities of trading securities shall be classified based on the nature and purpose for which the securities were acquired) is appropriate. The purpose of the investments, made with proceeds from the December 2007 offering, is to fund research and development, product development, FDA approval related activities and general corporate purposes.

        In light of our rapidly accelerating development activities, management determined that the investment funds must be available for use on very short notice and at the same time be invested in a conservative and safe investment vehicle providing adequate returns on such investment. We selected Zion’s Bank as the investment partner for such funds. Under our investment guidelines Zion’s has maintained very short term and low risk investments. In fact at September 30, 2008, approximately 60% of the investment account was invested in instruments that approximate a three month average maturity and the balance of the investments were invested in commercial paper with a then average maturity of approximately four months.

        We will continue to evaluate this classification in light of future investments and investment purposes. If the facts are deemed to have changed we would then revise this classification and include the appropriate disclosures.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

Notes to Condensed Financial Statements, page 6

Comment 3:	Please provide us the fair value disclosures as required under paragraphs 32 through 35 of SFAS 157 or tell us where you have provided the disclosures.

Response:

        The requirements of paragraph 32 of SFAS 157 include disclosure of the fair value measurements at the reporting date, the level of the fair value hierarchy in which the fair value measurements fall, a reconciliation of the beginning and ending balances and total gains and losses for the period, both realized and unrealized. Management believes that the disclosures in the current Form 10-Q for the nine-month period ended September 30, 2008 are appropriate to meet the requirements of SFAS 157.

        The trading securities are recorded at fair value and are included in current assets on the balance sheet. In Note 1 to the financial statements, Significant Accounting Policies, the Company discloses that the investments are highly liquid equity investments of highly rated entities, implying that Level 1 inputs were used in determining fair value. In addition, the disclosure notes that gains and losses are reported as an element of other income (expense) on the income statement (the amount was immaterial for the nine-month period, less than $500, and was therefore not disclosed). The only other income items associated with the investments are either interest income or accretion of purchased discounts for investments purchased at a discount or premium to face amounts.

        Additional disclosure regarding the investments is included in Liquidity and Capital Resources, where the possible impact of recent market conditions are addressed relative to investments and other related matters.

        Based upon the nature and classification of the trading securities, as disclosed in the Form 10-Q for the period ended September 30, 2008 and as further discussed above under response #2 above, we believe that the disclosures we have made are materially adequate. However in light of continued issues in the market place, we plan to reconsider the disclosures in drafting our Form 10-K for the year ended December 31, 2008 to ensure that the presentation and disclosure of our investment activities are transparent to the users of our financial statements.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

Comment 4:	Your discussion appears to identify variations in various statement of operations captions, but does not appear to explain the underlying causes of these variations. For example, your disclosure that increases in stock-based compensation, employee costs, legal public company expenses, non-income taxes, travel and insurance are the result of higher levels of activity does not explain why you were engaged in increased levels of activity. Please revise your disclosure to discuss the underlying cause(s) for these increases.

Response:

        In reviewing the Results of Operations disclosures that you point out, we believe that overall the historical disclosures taken as a whole are generally reasonable and adequate. However given our commitment to fair and full disclosure we plan to re-assess disclosures such as this in our upcoming Form 10-K that we are currently drafting and would plan to provide additional and expanded disclosures concerning the explanations of underlying causes for variations.

Comment 5:	In light of the recent fluctuations in the financial market and the increase in your investment securities, please revise your discussions to better explain the risks and uncertainties surrounding these investments. Your discussions should include:

a.	The description of the Board approved investment policy,
b.	The breakout of your investments by type. If you only invest in equity securities, you may provide the breakout by the same investment diversification criteria utilized in making the investment decisions (e.g. industry type, market cap, gross revenues, etc);
c.	The discussion of any significant concentration of credit risk;
d.	The gross acquisitions, disbursements, gains, and losses; and,
e.	A sensitivity analysis of the reasonably likely effects on net income, financial position and liquidity of any known trends, events or uncertainties, including changes in equity values.

Response:

        Our discussion on page 15 includes a summary disclosure regarding the risks associated with the current economic conditions and the current impacts, which have not been material to the Company, and management’s plans in that regard. Given the short term nature and composition of our investments (all short-term commercial paper investments of high quality companies with none individually representing more than approximately 5% of the total) and considering the disclosure currently provided we believe that a sensitivity analysis for possible adverse changes is not currently necessary. Our determination that no additional disclosure is necessary is due to management’s assessment of possible adverse changes being remote.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

        Management believes that the current disclosure for the Quarterly Report on Form 10-Q is adequate; however, in drafting our Form 10-K for the year ended December 31, 2008, we will further consider and address the additional disclosure as identified in bullets a – e above.

Comment 6:	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII –Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/ corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;
b.	The nature, timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion dates;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used an the project

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

Response:

        Historically for the periods presented, the primary material research and development activities have been the appendicitis test development and related matters. The condensed disclosures in the Form 10-Q have been focused in that area. In light of the staff’s comment and considering that during 2008 we signed a significant development agreement for the bovine animal products that will involve activities and expenditures in 2009, we are currently analyzing and considering the appropriate information needed as described by the applicable literature including the Research and Development Activities disclosures referred to in the Division of Corporation Finance guidelines referred to above. We expect that the Form 10-K, that we are currently drafting, will provide additional and expanded disclosures concerning the information for each major research and development project we have underway.

Quantitative and Qualitative Disclosures About Market Risk

Comment 7.	You identify yourself on your cover page as a non-accelerated filer. Please revise your filing to provide the information required by Part I Item 3 of Form 10-Q or demonstrate to us that you are a smaller reporting company under Item 10(f) of Regulation S-K.

Response:

        The Company’s fiscal year end is December 31. As of June 30, 2007 the Company’s public float was less than $75 million. Although the smaller reporting company rules did not become effective until February 2008, given the Company’s public float as of June 30, 2007 (the end of its previous second fiscal quarter) presumably under Rule 12b-2 and Item 10 of Regulation S-K the Company qualified as a smaller reporting company for its quarterly reports filed during fiscal 2008. As a smaller reporting company Item 305e of Regulation S-K provides that the Company was not required to provide the information contained in Item 3 of Form 10-Q. The Company in error identified itself as a non-accelerated filer on the cover of its Form 10-Q for the quarter ended September 30, 2008 and should have labeled itself as a smaller reporting company.

*  *  *  *  *  *

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 22, 2009

        In conjunction with the Company’s response to your letter dated December 15, 2008, we acknowledge that:

•	The Company is responsible for the adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope we have adequately addressed your comments. Please contact me if you need more information.

Very truly yours,
By:	/s/ Richard Donnelly
Richard Donnelly Chief Executive Officer